Exhibit 99.3

FORM OF PROXY — SHAREHOLDERS ONLY

AGRIA CORPORATION

FOR USE AT THE ANNUAL GENERAL MEETING (“AGM”)

TO BE HELD ON APRIL 24, 2013 (OR AT ANY ADJOURNMENT THEREOF)

THIS PROXY IS VALID ONLY WHEN SIGNED AND DATED

For use at the AGM (or at any adjournment thereof) of the holders of ordinary shares of US$0.0000001 each in the capital of Agria Corporation (the “Company”)

I/We(1), ___________________________________________

being the registered holder(s) of ordinary shares of US$0.0000001 each in the capital of the Company, HEREBY APPOINT the chairman of the AGM or(2) _____________________________________________

as my/our proxy to attend and act for me/us and on my/our behalf at the AGM (or at any adjournment thereof) to be held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong at 9:30 a.m. (Hong Kong time) on April 24, 2013 for the purpose of considering and, if thought fit, passing and approving the resolutions referred to in the Notice convening the AGM dated April 24, 2013, and at such AGM (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the following resolution in the following manner:

	For(3)	Against(3)	Abstain(3)
1. THAT, (i) pursuant to the power contained in Article 49(c), of the Company's Articles of Association, two authorised but unissued shares of US$0.0000001 par value be hereby cancelled; (ii) pursuant to the power contained in Article 49(a) all the share capital of the Company be consolidated on the basis that every three shares of par value US$0.0000001 each be consolidated into one share of par value US$0.0000003 each so that the authorised share capital of the Company shall with immediate effect be US$49,999.9999998 divided into 166,666,666,666 shares of a nominal or par value of US$0.0000003 per share and THAT the Directors be authorised for and on behalf of the Company to repurchase shares and fractions thereof in such manner and on such terms as they consider appropriate to avoid any member holding a fraction of a share.	☐	☐	☐

This form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the enclosed return envelope as soon as possible but in any event so that it is received by the Company as soon as possible and in any event not later than 9:30 a.m. (Hong Kong time) on April 22, 2013. Completion and delivery of this form of proxy will not preclude you from attending the AGM and voting in person at the AGM if you so wish, but in the event of your attending the AGM and voting at the AGM after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

Dated this ____day of ________________, 2013

Signature(s)(4)

Notes:

(1)	Full name(s) and addresses to be inserted in BLOCK CAPITALS.

(2)	If no name is inserted, a shareholder is deemed to have nominated the chairman of the AGM as proxy. If any proxy other than the chairman of the AGM is preferred, please strike out the words “the chairman of the AGM or” and insert the name and address of your proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the AGM in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

(3)	The board of directors of the Company recommends you vote FOR the proposal. IMPORTANT: IF YOU WISH TO VOTE IN FAVOR OF THE PROPOSAL, TICK THE BOX MARKED “For.” IF YOU WISH TO VOTE AGAINST THE PROPOSALS, TICK THE BOX MARKED “Against.” IF YOU WISH TO ABSTAIN FROM VOTING IN RELATION TO THE PROPOSAL, TICK THE BOX MARKED “Abstain.” Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the proxies will have discretion to vote as they determine. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the AGM or any adjournment thereof.

(4)	This form of proxy must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, either under its common seal or under the hand of an officer, attorney or other person duly authorized. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership’s behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such.

Joint owners should each sign personally. Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the AGM, either personally, or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the AGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.